

Mail Stop 3561

February 7, 2018

Kyle P. Bransfield
Chief Executive Officer
Union Acquisition Corp.
400 Madison Ave, Suite 11A
New York, NY 10017

> **Re:** **Union Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed January 29, 2018**
> **File No. 333-222744**

Dear Mr. Bransfield:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 16, 2018 letter.

Proposed Business

Introduction, page 46

1. We note your response to comment 4, but it is not completely responsive to our comment. You disclose that your directors and officers, their affiliates, and your underwriters, have extensive transactional experience and a broad network of contacts to assist in your search for a target business. You also disclose that none of your officers or directors has any prior experience with consummating a business combination for a blank check company. Please provide additional detail regarding how you plan to identify and evaluate possible acquisition candidates. In this regard, please clearly disclose whether the Business Combination Marketing Agreement obligates the parties thereto to assist in identifying and evaluating possible acquisition targets. If it does not, revise your

disclosure to provide additional detail regarding the role of Ladenberg Thalmann and Brookline Capital in assisting in your search for a target business.

You may contact Adam, Phippen, Staff Accountant, at (202) 551-3336, or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products